Exhibit 99.1

InterCure Regains Compliance with Nasdaq Minimum Bid Price Requirement

NEW YORK and HERZLIYA, Israel, September 8, 2026 (GLOBE NEWSWIRE) - InterCure Ltd. (Nasdaq: INCR) (TASE: INCR) (“InterCure” or the “Company”) announced today that it received written confirmation from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The confirmation follows a written notification received by the Company from Nasdaq on September 1, 2026, indicating that the Company’s ordinary shares were subject to delisting from The Nasdaq Global Market (the “Delisting Notice”).

As previously disclosed, on February 25, 2026, the Company received notification from Nasdaq that the closing bid price of its ordinary shares had been below $1.00 per share for 30 consecutive business days and that the Company was therefore not in compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided a 180-calendar day compliance period, or until August 24, 2026, to regain compliance.

On September 1, 2026, the Company received the Delisting Notice stating that the Company had not regained compliance with the Minimum Bid Price Requirement within the applicable compliance period and that its ordinary shares were therefore subject to delisting from The Nasdaq Global Market. Subsequently, on September 8, 2026, Nasdaq notified the Company that, for the 10 consecutive business days from August 24, 2026 through September 4, 2026, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater.

Accordingly, Nasdaq determined that the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1), and that the matter is now closed.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (Nasdaq: INCR) (TASE: INCR) is the leading, profitable, and one of the fastest growing cannabis companies outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Company Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co